January 8, 2010

Sheryl S. Vittitoe
Chief Financial Officer
First Chester County Corporation
9 North High Street
West Chester, Pennsylvania 19380

Re: First Chester County Corporation
   File Number 001-34500
   Form 10-K for the fiscal year ended December 31, 2008
   Form 10Q for the Quarterly Period Ended March 31, 2009
   Form 10Q for the Quarterly Period Ended June 30, 2009
   Form 10Q for the Quarterly Period Ended September 30, 2009

Dear Ms. Vittitoe:

   We have considered your response letters dated November 16 and 23, 2009, and have the following comments. Where indicated, we think you should revise your document in response to these comments in future filings. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In your response, please indicate your intent to include the requested revision in future filings and provide a draft of your proposed disclosure. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may have additional comments.

   The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Year Ended December 31, 2008
Auditor's Opinion, page 43

1. We note the auditors have expressed an unqualified report on the "..Corporation and subsidiaries' internal control over financial reportings …". However, the scope of the evaluation by both management and the auditors excluded the internal controls over a subsidiary, American Home Bank. In this regard, please advise us as to your and the auditor's authority to express an unqualified report (last sentence on page 84 and penultimate paragraph on page 85, respectively) in the event of a scope limitation.

Form 10-Q for the Fiscal Quarter Ended September 30, 2009
Management's Discussion and Analysis…
Provision for Loan and Lease Losses, page 33

2. With regard to the statements, "…caused a failure to accurately determine the appropriate Allowance for Loan and Lease Losses" and "..contributed to the characterization of the status of certain loans to be classified as fully performing, when in fact these loans were not", please provide the staff with the following information:

- Was the allowance for loan and Lease losses appropriately determined at 12/31/08, 3/31/09 and 6/30/09;
- What was the aggregate dollar amount of loans classified as performing when they were not at 12/31/08, 3/3/109 and 6/30/09; and,
- Provide us separately for each of the portfolio loans and leases and the loans held for sale, the aggregate dollar amount of 30 days delinquencies (including delinquencies greater than that and non-performing loans) at 12/31/08, 3/31/09, 6/30/09 and 9/30/09.

Form 10-Q for the Nine Months Ended September 30, 2009
Item 2. Management's Discussion and Analysis of Financial Condition and results of Operations
Provision for Loan and Lease Losses, page 33

3. We note that you identified material weaknesses in your internal controls that caused a failure to accurately identify problem loans and consequently caused a failure to accurately determine the allowance for loan and lease losses (ALLL). Please address the following:

- Tell us when the weaknesses were identified and by whom;
- Tell us when you communicated the weaknesses to the Board of Director's and your auditor;
- Considering you were unable to identify problem loans and were unable to accurately determine the ALLL, explain to us how you were able to conclude your financial statements included in your previously issued interim and annual reports (i.e. Forms

       10-Q and 10-K) did not include a material error (provide quantitative and qualitative analysis for each period as necessary);

- Considering there was a material weakness in your internal controls, explain why your additional evaluation focused only on your "larger" customer accounts and not your entire portfolio;
- Although your evaluation covered 75% of the dollar value of the banks commercial loan portfolio, tell us the number of loans the evaluation covered (and percentage) broken down by each loan category in your portfolio.
- Explain how the results of the third party analysis impacted your third quarter provision and ALLL. In this regard, tell us what your provision and ALLL were before and after incorporating the results of your third party analysis.

Please revise your future filings to provide an expanded discussion of the change in your loan loss methodology for determining the allowance for loan losses, including quantification of the effect of this change on your allowance and provision for loan losses.

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       Please respond to this comment within 10 business days or tell us when you will provide us with a response. Your response letter should key your responses to our comments, indicate your intent to include the requested revision in future filings, provide a draft of your proposed disclosure and provide any requested information. Please understand that we may have additional comments after reviewing your responses to our comments.

       Please direct any questions on accounting matters to William Schroeder at 202-551-3294, or to the accounting branch chief, Hugh West at 202-551-3872. Please direct all other questions to Michael Clampitt, Staff Attorney, at (202) 551-3434 or to me at (202) 551-3698.

                           Sincerely,

                           Mark Webb
                           Branch Chief
                           Financial Services Group